As filed with the Securities and Exchange Commission on September 8, 2026.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT ON
FORM S-8
UNDER THE
SECURITIES ACT OF 1933
Somnigroup International Inc.
(Exact name of registrant as specified in its charter)

Delaware	33-1022198
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
100 Crescent Ct. Suite 700, Dallas, Texas	75201
(Address of Principal Executive Offices)	(Zip Code)
Leggett & Platt, Incorporated Executive Diversified Program
Leggett & Platt, Incorporated Deferred Compensation Program
Leggett & Platt, Incorporated Flexible Stock Plan
(Full title of the plans)
Kindel Nuño
Executive Vice President, Chief Human Resources Officer and
General Counsel
Somnigroup International Inc.
100 Crescent Ct. Suite 700
Dallas, Texas 75201
(Name and address of agent for service)
(800) 878-8889
(Telephone number, including area code, of agent for service)

Copies to:
Lillian Tsu
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2000
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE
On August 26, 2026, pursuant to the Agreement and Plan of Merger, dated as of April 13, 2026 (the “Merger Agreement”), by and among Somnigroup International Inc. (the “Company”), Leggett & Platt, Incorporated (“Leggett & Platt”) and Sparrow Unity Corporation, a wholly owned subsidiary of the Company (“Merger Sub”), Merger Sub merged with and into Leggett & Platt (the “Merger”), with Leggett & Platt surviving the Merger as a wholly owned subsidiary of the Company.
At the effective time of the Merger (the “Effective Time”), occurring on the closing date of the Merger (the “Closing Date”), the Company assumed the obligations of Leggett & Platt under the Leggett & Platt, Incorporated Executive Diversified Program (as amended and restated, the “ESUP”) and the Leggett & Platt, Incorporated Deferred Compensation Program (as amended and restated, the “DCP” and, together with the ESUP, the “Deferred Compensation Plans”) pursuant to the terms and conditions of the Merger Agreement.
This registration statement (this “Registration Statement”) is being filed by the Company to register (i) $32,497,073 of deferred compensation obligations (the “Obligations”) of the Company representing the Company’s obligations to pay deferred compensation in the future in accordance with the terms of the Deferred Compensation Plans and (ii) up to 501,626 additional shares of common stock, par value $0.01 per share, of the Company that, following the Company’s assumption of the Obligations, became available for issuance from the share reserve under the Leggett & Platt, Incorporated Flexible Stock Plan, as amended and restated, effective as of May 21, 2026 (the “Plan”), resulting from provisions of the Plan which provide that, subject to certain exceptions, shares subject to an award that expires, is terminated, cancelled or forfeited again become available for grant and that awards settled in cash do not reduce the number of shares available for issuance under the Plan..

PART I
INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS
The documents containing the information specified in Part I will be delivered in accordance with Rule 428(b) under the Securities Act of 1933, as amended (the “Securities Act”). Such documents are not required to be, and are not, filed with the Securities and Exchange Commission (the “Commission”), either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act.
I-1

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. Incorporation of Documents by Reference.
The following documents, which have been filed by the Company with the Commission, are incorporated in this Registration Statement by reference:
•the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, including the information specifically incorporated by reference therein from the Company’s definitive proxy statement related to the Company’s 2026 annual meeting of stockholders, filed with the Commission on March 31, 2026;
•the Company’s Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2026 and Form 10-Q for the fiscal quarter ended June 30, 2026;
•the Company’s Current Reports on Form 8-K filed February 17, 2026; April 13, 2026; May 7, 2026; May 15, 2026; July 27, 2026; August 6, 2026; and August 26, 2026 (in each case other than the portions of those documents not deemed to be filed pursuant to the rules promulgated under the Exchange Act); and
•the description of common stock, par value $0.01 per share, of the Company contained in Exhibit 4.8 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Commission on February 27, 2026, including any amendments or reports filed for the purpose of updating such description.
All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall also be deemed to be incorporated by reference into this Registration Statement (except for any information therein which has been furnished rather than filed). Subsequent filings with the Commission will automatically modify and supersede the information contained in this Registration Statement.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.
Item 4. Description of Securities.
The following descriptions of the ESUP and the obligations thereunder (“ESUP Obligations”) and the DCP and the obligations thereunder (“DCP Obligations”) are qualified by reference to the ESUP and the DCP, copies of which are filed as Exhibits 4.1 and 4.2 to this Registration Statement, respectively.
ESUP Obligations.
The ESUP is an unfunded deferred compensation plan for a select group of management and/or highly compensated employees as described in the Employee Retirement Income Security Act of 1974. Under the ESUP, participants have the opportunity to make pre-tax deferrals of a specified percentage of their cash compensation above a certain threshold. The ESUP Obligations consist of unfunded accounts, the value of which will mirror certain notional investments, including mutual funds, bonds and other investment options, selected by the participant from the investment alternatives offered under the ESUP (“Diversified Investments”).

Prior to the Effective Time, the ESUP also included units of account, each deemed to equal a single share (or fractional share) of Leggett & Platt Common Stock (“Stock Units”), which were converted at the Effective Time into Diversified Investments as described below. The ESUP Obligations will be general unsecured obligations of the Company and will rank equally with other unsecured and unsubordinated indebtedness of the Company outstanding from time to time. The Company is under no obligation to fund the ESUP Obligations. The Company does not actually purchase the Diversified Investments for or on behalf of a participant’s account. The Diversified Investments are notional investments such that a participant’s investment in Diversified Investments is merely an obligation by the Company to pay an amount that provides the same return (positive or negative) as the selected Diversified Investment. No person will have any interest in the Company’s assets by virtue of the ESUP.
No participant or beneficiary may transfer, assign or otherwise encumber any benefits payable by the Company under the ESUP. Such benefits may not be seized by any creditor of a participant or beneficiary or transferred by operation of law in the event of bankruptcy, insolvency or death. Any attempted assignment or transfer will be void. However, benefits may be transferred to a designated beneficiary or personal representative upon death.
In connection with the Merger, each Stock Unit that tracked the value of a share of Leggett & Platt Common Stock held in participant accounts under the ESUP was converted into a notional cash investment based on the average closing price per share of Leggett & Platt Common Stock for the five trading days immediately prior to the Closing Date. Such notional cash has been deemed reinvested in Diversified Investments as determined by the Company’s Board of Directors (or a committee selected by the Company’s Board of Directors), in accordance with the directions of affected participants communicated to the Company prior to the Effective Time.
Participant contributions, made through payroll deductions of a percentage of cash compensation above a certain threshold, will be credited to a Diversified Investment Account (or, following the Closing Date, a Participant Account) established for the participant and directed into the Diversified Investments elected by the participant. The Company will make premium contributions to participant accounts equal to 17.65% of the participant’s contribution. Participants may change their investment elections as to future contributions and existing account balances at any time, subject to normal administrative procedures. The Company will make a matching contribution to the participant’s Company Account equal to 58.825% of the participant’s contribution at the same time participant contributions are made. The Company will also make an additional matching contribution, up to 50% of participant contributions, if certain performance objectives are met. Company contributions will be directed into the Diversified Investments elected by the participant. If a participant has less than five years of service and has a separation from service (other than due to death, disability or retirement), the participant will forfeit the Company Account (i.e., the portion of the account acquired by Company matching contributions, additional matching contributions or, prior to the Closing Date, dividend contributions).
ESUP Obligations will be distributed to participants after separation from service, death or disability in accordance with the ESUP. Participants may elect to receive payment all at once or in annual installments for up to 15 years. If a participant does not elect a form of distribution or if a participant’s vested account value does not exceed $50,000 upon separation from service, the distribution will be made in a lump sum. Distributions will be settled in cash. Upon settlement of the ESUP Obligations, the Company may withhold cash in an amount required to satisfy applicable tax laws. The Company may authorize the immediate distribution of the ESUP Obligations in the event of an Unforeseeable Emergency, as defined in the ESUP, as permitted by Section 409A of the Internal Revenue Code (“Section 409A”). In addition, the Company may terminate and liquidate the ESUP within 30 days preceding, or 12 months after, a Change in Control, as defined in the ESUP.
The ESUP Obligations are not subject to redemption, in whole or in part, prior to distribution through operation of a mandatory or optional sinking fund or analogous provision. The Company reserves the right to amend or terminate the ESUP at any time. The Company may require that distributions commence following termination and all distributions following termination be made in a lump sum to the extent permitted under Section 409A.

DCP Obligations.
The DCP is available to (i) all directors and officers of Leggett & Platt subject to the requirements of Section 16 of the Securities Exchange Act of 1934, and (ii) such other employees of Leggett & Platt selected by the Compensation Committee of the Company’s Board of Directors. The DCP Obligations will be unsecured general obligations of the Company to pay the deferred compensation to participating directors, officers and employees in the future in accordance with the terms of the DCP. The DCP Obligations will rank equally with other unsecured and unsubordinated indebtedness of the Company outstanding from time to time. Participants and their beneficiaries will be unsecured general creditors of the Company with respect to their account balances.
Each participant may elect to defer all or a portion of his or her compensation into Diversified Investments, an L&P Cash Deferral (i.e., a deferral of compensation into an obligation of Leggett & Platt to pay on a future date or dates the compensation plus interest thereon), or any combination of the two. Participants may elect to defer into the L&P Cash Deferral only once annually, to be first effective for deferrals occurring during the calendar year following the date of the election. A participant’s election must be made on or before December 15th for compensation for services performed for the following calendar year, except that newly eligible participants may make an election within 30 days of first becoming eligible for participation. Elections may be modified or withdrawn until such time as an original election could no longer be made. All amounts credited to a participant’s account are at all times 100% vested.
Prior to the Effective Time, participants were able to defer compensation into Stock Units. In connection with the Merger, all Stock Units held in participant accounts were converted, at a price per share equal to the average closing price per share of Leggett & Platt Common Stock for the five trading days immediately prior to the Closing Date, into Diversified Investments based on the participant’s most recent investment election then in effect. Thereafter, participants may change the investment of their accounts among the Diversified Investments, subject to certain restrictions on L&P Cash Deferrals. Following the Closing Date, Stock Unit deferrals are no longer offered.
All deferrals of compensation into Diversified Investments (but not into L&P Cash Deferrals) that occur upon or after the Closing Date shall be increased by a Company matching contribution equal to 25% of the amount of the deferral to Diversified Investments, credited to the account as of the date the deferral occurs. The Diversified Investments available under the DCP consist of various investments (including mutual funds, bonds, etc.) as determined by the Company’s Board of Directors (or a committee selected by the Company’s Board of Directors). The Company does not actually purchase the Diversified Investments for or on behalf of the participant’s account. The Diversified Investments are notional investments such that the participant’s investment in Diversified Investments is merely an obligation by the Company to pay an amount that provides the same return (positive or negative) as the selected Diversified Investment.
L&P Cash Deferrals will bear interest at a rate established by the Compensation Committee of the Company’s Board of Directors. The interest will begin accruing on the date the deferred compensation would have been paid but for the deferral. Once any deferrals or contributions have been deferred into L&P Cash Deferrals, such deferrals and contributions, plus any earnings thereon, will remain in L&P Cash Deferrals until they are paid out, and no investment election will be permitted with respect to such amounts.
The participant will select the timing and form of distribution (i.e., lump sum or installment payments) for their account balance on the election form. The first payment date may not be earlier than two years after the election is made. Until otherwise determined, distribution payouts must begin within 10 years of the effective date of the deferral, and all amounts subject to the deferral must be distributed within 10 years of the first distribution payout. The participant may make an election to extend the payout period or change the form of distribution; such election must be made not less than 12 months before the scheduled payment date and must extend the distribution payment by at least five years. Distributions will be settled in cash. In the event of an Unforeseeable Emergency, as defined in the DCP, the Compensation Committee of the Company’s Board of Directors may authorize an early distribution of a participant’s account.
Options were no longer offered as an investment alternative under the DCP as of October 30, 2024. Options granted under the DCP before October 30, 2024 that are still in effect as of the Closing Date will become options to purchase shares of common stock of the Company determined in accordance with the Merger Agreement.
No benefits or interests therein may be transferred, assigned or pledged during a participant’s lifetime. Benefits may not be seized by any creditor of a participant or beneficiary or transferred by operation of law in the event of bankruptcy or insolvency.

Any attempted assignment or transfer will be void. However, benefits may be transferred to a designated beneficiary or personal representative upon death. The Company reserves the right to amend or terminate the DCP at any time; provided, however, that no such amendment or termination will deprive any participant of the right to receive benefits previously vested under the DCP.
Item 5. Interests of Named Experts and Counsel.
Not applicable.
Item 6. Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. The Company’s amended and restated certificate of incorporation provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.
The Company maintains insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act, that might be incurred by any director or officer in his capacity as such.
Any underwriting agreement may provide for indemnification by the underwriters of the Company and its officers and directors for certain liabilities arising under the Securities Act or otherwise.
Item 7. Exemption from Registration Claimed.
Not applicable.
Item 8. Exhibits.

Exhibit Number	Exhibit Description
4.1	Leggett & Platt, Incorporated Executive Diversified Program, as amended and restated, effective as of August 26, 2026.
4.2	Leggett & Platt, Incorporated Deferred Compensation Program, as amended and restated, effective as of August 26, 2026.
5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm for Somnigroup International Inc.
23.2	Consent of Cleary Gottlieb Steen & Hamilton LLP (contained in its opinion filed as Exhibit 5.1 hereto)
24.1	Power of Attorney (included in the signature pages hereto)
107	Filing Fee Table
Item 9. Undertakings.
(a)The undersigned registrant hereby undertakes:
(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)To include any prospectus required by section 10(a)(3) of the Securities Act.
(ii)To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities which was registered and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.
(iii)To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.
(2)That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(b)The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)The undersigned registrant hereby undertakes that, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 6 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas on September 8, 2026.

Somnigroup International Inc.

By:	/s/ Scott L. Thompson
Name:	Scott L. Thompson
Title:	Chairman, President and Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Scott L. Thompson, Bhaskar Rao and Kindel Nuño, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-8 has been signed by the following persons in the capacities and on the 8th day of September, 2026.

	Signature	Title	Date

By:	/s/ Scott L. Thompson	Chairman, President and Chief Executive Officer	September 8, 2026
	Scott L. Thompson	(Principal Executive Officer)

By:	/s/ Bhaskar Rao	Executive Vice President and Chief Financial Officer	September 8, 2026
	Bhaskar Rao	(Principal Financial Officer and Principal Accounting Officer)

By:	/s/ Christopher T. Cook	Director	September 8, 2026
Christopher T. Cook

By:	/s/ Evelyn S. Dilsaver	Director	September 8, 2026
Evelyn S. Dilsaver

By:	/s/ Simon John Dyer	Director	September 8, 2026
Simon John Dyer

By:	/s/ Cathy Rogers Gates	Director	September 8, 2026
Cathy Rogers Gates

By:	/s/ Meredith Siegfried Madden	Director	September 8, 2026
Meredith Siegfried Madden

By:	/s/ Richard W. Neu	Director	September 8, 2026
Richard W. Neu

By:	/s/ Peter R. Sachse	Director	September 8, 2026
Peter R. Sachse